UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number 0-3134

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO INDUSTRIES, INC. AND ITS SUBSIDIARIES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARK-OHIO HOLDINGS CORP.
6065 Parkland Boulevard
CLEVELAND, OHIO 44124

EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP

*
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries

Date: June 12, 2013

By	/s/ W. Scott Emerick
	Name:	W. Scott Emerick
	Title:	Vice President and Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
December 31, 2012 and 2011
With Report of Independent Registered Public Accounting Firm

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Audited Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm
The Plan Administrative Committee
Individual Account Retirement Plan of
Park-Ohio Industries, Inc. and its Subsidiaries
We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst &Young LLP
Cleveland, Ohio
June 12, 2013

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Participant-directed investments, at fair value	$74,926,944	$69,934,338
Receivables:
Notes receivable from participants	1,488,470	1,498,318
Employee contributions	340,479	361,590
Total receivables	1,828,949	1,859,908
Net assets available for benefits	$76,755,893	$71,794,246
See accompanying notes.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions
Investment income:
Dividends and interest	$1,373,413
Interest income on notes receivable from participants	59,137
Net appreciation in fair value of investments	5,273,208
Contributions:
Participants	4,830,156
Rollovers	98,466
4,928,622
Total additions	11,634,380
Deductions
Distributions to participants	6,575,901
Corrective distributions	19,635
Trustee fees and expenses	77,197
Total deductions	6,672,733
Net increase	4,961,647
Net assets available for benefits:
Beginning of year	71,794,246
End of year	$76,755,893
See accompanying notes.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements
December 31, 2012 and 2011 and
Year Ended December 31, 2012
1. Significant Accounting Policies
Basis of Accounting
The accounting records of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries (the "Plan") are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States ("GAAP").
Investment Value and Income Recognition
All investments are under the control and management of The Charles Schwab Trust Company, Plan Trustee. Purchases of investments are recorded at cost and revalued to market value at the close of each day by the Plan Trustee. All investments of the Plan are participant directed.
Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.
Realized gains and losses are calculated based upon historical cost of securities using the average cost method.
The investments in common stock are stated at fair value, which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investment funds are based on quoted redemption values on the last business day of the plan year. Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of this amendment did not have a material impact on the Plan’s financial statements.
2. Description of Plan
The Plan, adopted by Park-Ohio Industries, Inc. (the "Company"), a wholly-owned subsidiary of Park-Ohio Holdings Corp., was originally effective January 1, 1985 and last restated on April 10, 2009 and is a defined contribution plan. The Plan generally provides that an employee who is in service of a division or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate after completion of the probationary period which generally

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)

occurs after 30 days of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the "Code"). If a participant elects to have contributions made for the participant pursuant to such an arrangement, the participant’s compensation is reduced by the amount of such contributions elected and the employer makes plan contributions equal to the amount of the reduction.
The Company may terminate the Plan at any time by resolution of its Board of Directors, subject to the provisions of ERISA. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.
Information about the Plan is contained in the plan document, which is available from the Company’s Plan Administrative Committee.
3. Contributions
Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 80% of their compensation on a pretax basis. Excluding catch-up contributions for eligible participants, contributions by employees may not exceed $17,000, the Internal Revenue Service maximum contribution for 2012. Employee contributions are fully vested and nonforfeitable at all times.
The Plan provides for discretionary uniform rates of employer contributions for eligible employees, which generally include nonbargaining unit employees of the Company, so that each participant is entitled to basic contributions equal to 2% of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant’s investment allocation designation. During March 2009, the Company suspended indefinitely its contributions to the Plan.
Corrective distributions to participants represent current year contributions and earnings on such deposits that must be returned to employees to ensure Plan compliance with additional limitations in the Code on contributions by highly compensated individuals.
Participants of the Plan can make changes to their account, via the telephone or the internet, through Schwab Retirement Plan Services, Inc. The current provision of the system permits a participant to change investment allocation percentages daily and change payroll deferral percentages on the first day of every month.
4. Notes Receivable from Participants
A participant may borrow from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s eligible account or $50,000. Loan repayments are made via payroll deductions on after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loan are five years for a personal loan and fifteen years for a mortgage loan, with interest payable at prime plus 1%. Interest rates were from 3.25% to 9.25% with maturities of varying dates.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)

5. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2012	2011

Schwab Value Advantage Money Fund	$12,412,696	$13,823,220
JP Morgan Core Bond Fund Select Class	9,784,371	8,445,970
American Funds Growth Fund of America R4	7,214,127	5,937,681
Oakmark Equity and Income Fund Class I	7,180,662	7,504,536
American Funds Washington Mutual Investors Fund Class R-4	6,769,855	1,247,314
Neuberger Berman Genesis Fund Trust Class	4,534,272	3,698,965
Victory Value Fund	─	5,808,877
During 2012, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Appreciation in Fair Value of Investments

Park-Ohio Holdings Corp. Common stock fund	$501,169
Mutual funds	3,689,767
Common/collective trusts	1,082,272
Total	$5,273,208

6. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

•
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar asset or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)

•	Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity).
Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). The Plan had no Level 3 investments during 2012 and 2011.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end as determined by the closing price reported on the active market on which the individual securities are traded.
Common/collective trusts: Valued at the NAV of shares held by the Plan at year end. Common/collective trusts are invested to earn returns that match or exceed U.S. or international equity indexes.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan has not changed its valuation techniques for measuring fair value during the year ended December 31, 2012.
The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer. There were no transfers between levels during the years presented.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Mutual funds:
Large Cap	$20,022,887	$—	$20,022,887
Mid Cap	6,461,376	—	6,461,376
Small Cap	1,168,232	—	1,168,232
Income	7,180,662	—	7,180,662
International	5,482,526	—	5,482,526
Debt	9,784,371	—	9,784,371
Money Market	12,412,696	—	12,412,696
	62,512,750	—	62,512,750
Common/collective trusts:
Target Retirement Date	—	9,388,656	9,388,656
Common stock fund:
Domestic Small Cap	3,025,538	—	3,025,538
Total assets at fair value	$65,538,288	$9,388,656	$74,926,944

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Total
Mutual funds:
Large Cap	$19,026,039	—	$19,026,039
Mid Cap	5,580,065	—	5,580,065
Small Cap	896,831	—	896,831
Income	7,504,536	—	7,504,536
International	4,736,735	—	4,736,735
Debt	8,445,970	—	8,445,970
Money Market	13,823,220	—	13,823,220
	60,013,396	—	60,013,396
Common/collective trusts:
Target Retirement Date	—	7,272,058	7,272,058
Common stock fund:
Domestic Small Cap	2,648,884	—	2,648,884
Total assets at fair value	$62,662,280	$7,272,058	$69,934,338
The carrying value of receivables approximates fair value at December 31, 2012 and 2011.
At December 31, 2012, the Plan had no unfunded commitments related to common/collective trust funds. The redemption of common/collective trust funds is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption, however, participant redemptions may be subject to certain redemption fees.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)

7. Benefits
A participant is entitled to receive the full value of his or her account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the plan administrator upon the basis of competent medical opinion, or (4) termination of employment after six years of credited service. Such benefits may be paid in a lump sum cash payment, an elective installment option or an elective annuity option. Distributions to participants are recognized when paid.
In the event of termination of employment, a participant has a vested right in the participant’s share of the Company’s contributions determined as follows:

Credited Vesting Service	Vested Percentage

Less than 2 years	0%
At least 2 years but less than 3 years	20%
At least 3 years but less than 4 years	40%
At least 4 years but less than 5 years	60%
At least 5 years but less than 6 years	80%
6 years or more	100%
The portion of the Company’s contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company’s obligations to the Plan. The total forfeited contributions by participants of the Plan was $10,816 during 2012.
A participant may withdraw in cash a portion of the participant’s contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage or eviction, or pay bona fide medical, education, funeral or repair of residence expenditures.
8. Related-Party Transactions
Certain plan investments are mutual funds or common collective trust funds managed by the Plan Trustee. Therefore, these transactions qualify as party in interest. Fees paid by the Plan for the investment management and trustee services amounted to $77,197 and $60,620 for the years ended December 31, 2012 and 2011, respectively.
At December 31, 2012 and 2011, the Plan held 315,160 and 326,619 units of Park-Ohio Holdings Corp. common stock fund with a fair value of $3,025,538 and $2,648,884, respectively.
9. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated May 11, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, is qualified and the related trust is tax exempt. On March 11, 2013, the Plan’s sponsor was notified by the IRS that our application for an updated determination letter was in process.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

10. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
EIN #34-6520107          Plan #011
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity value		(e) Current Value
	Common Stock Fund
*	Park-Ohio Holdings Corp.	315,160	units of Park-Ohio Stock Fund	$3,025,538
	Mutual Funds
*	Schwab	12,412,696	shares of Value Advantage Money Fund	12,412,696
	JP Morgan	811,308	shares of Core Bond Fund Select Class	9,784,371
	American Funds	211,372	shares of Growth Fund of America R4	7,214,127
	Oakmark	251,953	shares of Equity and Income Fund Class I	7,180,662
	American Funds	217,680	shares of Washington Mutual Investors Fund Class R-4	6,769,855
	Neuberger Berman	89,469	shares of Genesis Fund Trust Class	4,534,272
	Templeton	236,668	shares of World Fund Class A	3,725,157
*	Schwab	108,000	shares of S&P 500 Index Fund	2,396,524
	Calamos	49,620	shares of Growth Fund Class A	2,334,125
	Lord Abbett	107,420	shares of Mid Cap Stock Fund Class A	1,927,104
	American Funds	43,413	shares of Europacific Growth Fund Class R-4	1,757,369
	Jensen	43,960	shares of Quality Growth Fund Class J	1,308,256
	PNC	86,408	shares of Multi Factor Small Cap Value Class I	1,168,232

	Common/Collective Trusts
*	Schwab	45,010	units of Managed Retirement Trust Fund 2010 Class II	830,442
*	Schwab	148,864	units of Managed Retirement Trust Fund 2020 Class II	2,907,318
*	Schwab	119,698	units of Managed Retirement Trust Fund 2030 Class II	2,421,485
*	Schwab	115,806	units of Managed Retirement Trust Fund 2040 Class II	2,361,279
*	Schwab	20,593	units of Managed Retirement Trust Fund 2050 Class II	223,018
*	Schwab	44,368	units of Managed Retirement Trust Income Fund Class II	645,114

	Total investments, at fair value			$74,926,944

*	Participant loans	Varying maturity dates with interest rates ranging from 3.25% to 9.25%		$1,488,470

*	Indicates party-in-interest to the Plan.
(d)	Cost – not required